FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2022, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 3 to 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 18, 2022 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

TABLE OF CONTENTS

Presentation of Financial and Other Information	3
Recent Developments – Landwirtschaftliche Rentenbank	3
Recent Developments – The Federal Republic of Germany	6
Signature	11

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 7, 2024, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0776 U.S. dollar (0.9280 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2023

The following information is derived from Rentenbank’s press release of January 30, 2024, announcing certain preliminary results for 2023. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2023. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank expects its final, audited annual financial statements for 2023 to be announced at a press conference and published in April 2024.

According to preliminary figures, 2023 was a challenging year for Landwirtschaftliche Rentenbank. The volume of new promotional loans declined by 13.6% to EUR 5.9 billion (as compared to EUR 6.9 billion in 2022). Declines were registered in all promotional lines, but they were especially pronounced in the Agriculture and Renewable Energy lines, where promotional lending activity was dampened particularly by a lack of investment in farm buildings and machinery and by weakening demand for wind power financing. However, the volume of new loans granted in the Rural Development line rose again thanks to strong demand for Rentenbank’s global loans by the development banks of the German federal states. To fund its promotional lending business, Rentenbank raised approximately EUR 10.5 billion (as compared to EUR 11.8 billion in 2022) in medium- and long-term funds in the capital market. The bank’s operating result before provisions for loan losses and valuation effects came to EUR 197.3 million, well above the level of the previous year (EUR 157.8 million), mainly due to higher net interest income on the back of rising interest rates. The bank’s capital ratios were nearly unchanged from the previous year.

The Rural Development line accounted for the largest share of new promotional loans in 2023. The volume of new loans granted in this line rose by 33.8% to EUR 2.7 billion (as compared to EUR 2.1 billion in 2022). The most important driver of this development was considerably higher demand for Rentenbank’s global loans by the development banks of the German federal states. They use these loans particularly to finance municipal infrastructure projects in rural areas, including public mass transit, buildings (administration, schools), waste management projects, and water management projects. The volume of new loans granted in the Agriculture line declined substantially by 21.1% to EUR 1.6 billion (as compared to EUR 2.0 billion in 2022). This decline was felt in all areas, but especially in the level of investments in farm buildings and machinery. The volume of new loans granted in the Renewable Energy line fell by 46% to EUR 850 million (as compared to EUR 1.6 billion in 2022), mainly due to pull-forward effects in the previous year.

As shown by the results of the latest Agrar economic barometer, many farmers are unsettled by the lack of government engagement and are therefore putting off investments. This trend is also affecting Rentenbank’s promotional lending business. Nevertheless, Rentenbank’s promotional loans continue to provide key support to the agricultural sector. Agricultural enterprises are under intense pressure to adapt their farming practices; therefore, now is actually the right time to invest in sustainability and digitalisation. Rentenbank assists them through its “Areas of Future Development” programme”. Rentenbank added two more areas of future development to this programme last year, increasing the total number to six. This programme also promotes the use of efficient irrigation systems and reservoirs, as well as the self-employment and business start-ups of female successors of farms and founders in agriculture and forestry.

Euro was the most important currency of issuance

To fund its promotional lending activity, Rentenbank raised about EUR 10.5 billion (as compared to EUR 11.8 billion in 2022) in medium-term and long-term funds in the capital market in financial year 2023. As in the previous year, the most important currency of issuance was the euro, which accounted for 66% (as compared to 65% in 2022) of total issuance. The share of the US dollar rose considerably to 27% (as compared to 19% in 2022) and that of the Australian dollar to 7% (as compared to 4% in 2022). Commercial banks are still the most important investor group, accounting for 57% (as compared to 62% in 2022) of total issuance. Rentenbank placed 30% (as compared to 22% in 2022) of its bonds with central banks.

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Higher operating result

The operating result before provisions for loan losses and valuation effects rose to EUR 197.3 million (as compared to EUR 157.8 million in 2022). Net interest income rose to EUR 309.9 million (as compared to EUR 268.8 million in 2022) on the back of higher interest rates. At the same time, administrative expenses rose only modestly by EUR 1.1 million to EUR 113.6 million (as compared to EUR 112.5 million in 2022), mainly due to higher material expenses (EUR +10.2 million), most of which for IT investments (EUR +8.0 million). On the other hand, personnel expenses declined as a result of lower pension expenses compared to the previous year (EUR -8.6 million). The cost-income ratio improved to 35.6% (as compared to 36.7% in 2022).

Capital ratios nearly unchanged

At the end of 2023, Rentenbank’s capital ratios, which are calculated on the basis of the EU Capital Requirements Regulation (CRR), were nearly unchanged from the previous year. The Common Equity Tier 1 ratio was 31.3% (as compared to 31.7% in 2022) and the leverage ratio was 10.3% (as compared to 10.4% in 2022). Thus, the capital ratios are well above the minimum regulatory requirements applicable to Rentenbank.

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New Business

Promotional business		2023	2022	% Change
		(EUR million)
Special promotional loans		5,946	6,879	- 13.6
Of which:	Agriculture	1,597	2,024	- 21.1
	Rural Development	2,746	2,053	33.8
	Agribusiness	746	1,202	- 37.9
	Renewable Energy	849	1,573	- 46.0

Registered bonds / Promissory notes / Securities		4,780	4,616	3.6

Venture capital investments		22	30	- 26.7

Total new promotional business		10,748	11,525	- 6.7

Funding

Medium- and long-term funding		10,510	11,767	- 10.7
Of which:	Euro MTN	7,665	9,925	- 22.8
	Global bonds	2,116	1,262	67.7
	AUD MTN	714	520	37.3
	Domestic capital market instruments	15	60	- 75.0

Balance Sheet

	December 31, 2023	December 31, 2022	% Change
	(EUR million)
Total assets	97,787	97,437	0.4
Loans and advances to banks	67,244	66,007	1.9
Loans and advances to customers	7,502	7,800	- 3.8
Securities portfolio	15,855	15,899	- 0.3
Securitised liabilities	85,757	83,746	2.4

Equity (incl. Fund for general banking risk) reported on the balance sheet	4,867	4,763	2.2

Income Statement

	2023	2022	% Change
	(EUR million)
Net interest income	309.9	268.8	15.3
Administrative expenses	113.6	112.5	1.0
Preliminary operating profit before provision for loan losses/valuation	197.3	157.8	25.0

Cost/Income Ratio

	2023	2022	Change in percentage points
	(in %)
Cost/income ratio	35.6	36.7	- 1.1

Capital Ratios

	2023	2022	Change in percentage points
	(in %)
Common Equity Tier 1 capital ratio	31.3	31.7	- 0.4
Total capital ratio	10.3	31.7	- 0.1

Figures and percentages may not add up to the total provided due to rounding.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2022	-0.4	0.8
1st quarter 2023	0.1	0.0
2nd quarter 2023	0.0	0.1
3rd quarter 2023	0.0	-0.3
4th quarter 2023	-0.3	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) declined by 0.3% in the fourth quarter of 2023 compared with the third quarter of 2023 on a price-, seasonal- and calendar-adjusted basis. After the German economy more or less stagnated in the first three quarters of 2023, economic performance in the fourth quarter of 2023 decreased, in particular due to a marked decline in gross fixed capital formation in construction and in machinery and equipment.

Compared with the fourth quarter of 2022, GDP in the fourth quarter of 2023 was down a price- adjusted 0.4%. After price and calendar adjustment, the decrease was only 0.2%, as there was one less working day in the fourth quarter of 2023 than in the fourth quarter of 2022.

Overall, economic development in Germany faltered in 2023 with price-adjusted GDP decreasing by 0.3% compared with 2022. After adjustment for calendar effects, the decline in economic performance amounted to 0.1%. High prices, deteriorating financing conditions due to rising interest rates and weaker domestic and foreign demand dampened economic growth. Nonetheless, the price-adjusted GDP in 2023 was 0.7% higher than in 2019, the year before the COVID-19 pandemic.

Household consumption in 2023 decreased by 0.8% on a price-adjusted basis compared with 2022, likely due primarily to high consumer prices. Expenditure declines mainly affected areas where prices in 2023 had remained high or had increased further compared with 2022. Price-adjusted expenditure on durable goods, such as furnishings and household appliances, registered a particularly sharp decline of 6.2%. The general government also reduced its price-adjusted consumption expenditure by 1.7% in 2023, representing the first such reduction in almost 20 years. This reduction was primarily due to the discontinuation of state-financed COVID-19 measures, which had helped bolster economic performance from 2020 onwards.

Gross fixed capital formation in construction declined 2.1% on a price-adjusted basis in 2023 compared with 2022. In addition to high construction prices, the construction sector was also affected by the marked increase in interest rates, which dampened housing construction in particular. By contrast, gross fixed capital formation in machinery and equipment increased by 3.0% in 2023 compared with 2022, after adjustment for price effects. This was mainly attributable to an increase in new commercial registrations of passenger cars, which was buoyed by an eco-bonus for electric company cars that applied until August 2023.

The subdued pace of growth of the global economy and weak domestic demand in 2023 also impacted foreign trade, which declined despite falling prices. Imports experienced a price-adjusted contraction of 3.0%, while exports experienced a price-adjusted contraction of 1.8%. Accordingly, the balance of exports and imports had a positive effect on GDP growth.

In 2023, the development of gross value added was mixed in the individual sectors of economic activity. Overall, economic performance in industry (excluding construction) declined considerably, contracting by 2.0% compared with 2022, primarily due to much lower production in the energy supply sector.

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Manufacturing, which accounts for almost 85% of industry (excluding construction), declined by 0.4% in 2023 after adjustment for price effects. Positive contributions in the industry sector (excluding construction) mainly came from the automotive industry and the manufacture of other transport equipment. By contrast, production and value added once again declined in energy-intensive industrial branches, such as the chemical and metal industries, after economic performance in these sectors had already reacted very strongly to rising energy prices in 2022.

Sources: Federal Statistical Office, Gross domestic product down 0.3% in 2023, press release of January 15, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_019_811.html); Federal Statistical Office, Gross domestic product in the 4th quarter of 2023 down 0.3% on the previous quarter, press release of January 30, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_038_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2022	-0.4	8.1
January 2023	1.0	8.7
February 2023	0.8	8.7
March 2023	0.8	7.4
April 2023	0.4	7.2
May 2023	-0.1	6.1
June 2023	0.3	6.4
July 2023	0.3	6.2
August 2023	0.3	6.1
September 2023	0.3	4.5
October 2023	0.0	3.8
November 2023	-0.4	3.2
December 2023	0.1	3.7

Consumer prices in Germany rose by 5.9% in 2023 on an annual average basis compared with 2022; the rate of inflation for 2023 was therefore lower compared with 2022, when consumer prices in Germany rose by 6.9% compared to 2021. Food prices increased in a particularly sharp manner on an annual average basis in 2023. In December 2023, the inflation rate − measured as the year-on-year change in the consumer price index – increased to 3.7% after having declined in the preceding months.

The prices of energy products rose 5.3% in 2023 compared with 2022, following a steep increase of 29.7% year-on-year in 2022. Pressure on the overall development of energy prices eased in the period from March to December 2023; monthly rates of inflation for energy were much lower than at the start of 2023 and a downward price trend was even observed in October and November of 2023. However, these results for 2023 are largely due to the elevated price level of 2022, with which 2023 is compared. Prices of household energy rose 14.0% on an annual average basis in 2023. For example, natural gas cost 14.7% more than a year earlier and the costs of electricity rose by 12.7%. Among household energy products, the price of heating oil, by contrast, fell substantially by an annual average of 22.2% in 2023 compared with 2022. Motor fuel also declined by 5.8% on an annual average basis. The development of the price of individual motor fuels was very heterogeneous, however (diesel fuel: -11.3%; supergrade petrol: -4.0%; liquefied petroleum gas: +3.0%). Excluding energy prices, the year-on-year rate of price increase in 2023 would have been 6.0%; excluding energy and food prices, which is often referred to as “core inflation”, it would have been 5.1%.

The prices of goods (total) rose by 7.3% on an annual average basis in 2023 compared with 2022. The prices of non-durable consumer goods were up 8.8%; notable price increases were recorded not only for food (+12.4%), but also for non-alcoholic beverages (+10.5%), alcoholic beverages and tobacco (+8.5%). Durable consumer goods cost 4.8% more in 2023; here, too, substantial price raises were determined for several goods such as furniture and lighting equipment (+6.9%) and vehicles (+6.3%). There were below-average increases in the prices of services (total) in 2023 compared with 2022 (+4.4%), with net rents exclusive of heating expenses rising by an average of 2.0% in 2023. The price development in public short-distance passenger transport was also below the 2023 average, which was mainly due to the introduction of the Germany ticket for public

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transport. Prices for combined transport rose by 2.5% in 2023 compared with 2022. Much stronger price increases were recorded for some services, such as package holidays (+9.1%), maintenance and repair of vehicles (+8.4%) and restaurant and accommodation services (+8.1%).

Compared with December 2022, the inflation rate in Germany was up 3.7% in December 2023. The rise in prices accelerated at the end of 2023, following a 3.2% increase in November 2023. A jump in energy prices was seen in December 2023. Energy prices were up 4.1% year-on-year in December 2023, after being down 4.5% in November 2023. The development of energy prices in December 2023 was driven by a base effect originating from a one-off measure, known as “December immediate assistance”, whereby the Federal Government covered the cost of households’ monthly advance payments on gas and heating in December 2022. This measure had a dampening effect on the overall index in December 2022 and, consequently, drove up the index in December 2023. Natural gas cost 34.0% more in December 2023 compared with 2022, and district heating cost 58.4% more. By contrast, electricity prices in December 2023 remained stable compared with December 2022. Light heating oil cost 11.0% less than a year earlier, and motor fuel prices fell by 1.1%.

The prices of goods (total) were up 4.1% in December 2023 when compared with December 2022. A price increase of 4.9% was recorded for non-durable consumer goods including food and energy. Durable consumer goods also became more expensive (+2.9%), including clothing (+3.4%) and furniture and lighting equipment (+3.0%). The prices of services (total) were up 3.2% in the same period, including net rents exclusive of heating expenses (+2.0%). Markedly higher prices were recorded, for example, for restaurant and accommodation services (+5.6%). The Germany ticket of public transport, which has been available since May 2023, had a dampening effect on the increase in service prices also in December 2023. A particular price drop was observed for combined tickets for rail, bus and the like (-22.9%) compared with December 2022.

Compared with November 2023, the consumer price index rose by 0.1% in December 2023. Food prices remained almost unchanged (+0.1%; including fruit: +1.5%). Energy prices, however, fell by 1.9% compared with November 2023. Price decreases were observed in particular for mineral oil products (-3.3%; of which motor fuels fell by 3.3% and heating oil fell by 3.0%). By contrast, rail tickets became more expensive in December 2023 as a result of the annual price adjustment, with a particularly pronounced increase in the prices of short-distance rail tickets (+5.1%).

According to provisional estimates, the consumer price inflation rate is expected to be 2.9% in January 2024 compared to January 2023.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +5.9% in 2023, press release of January 16, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_020_611.html); Federal Statistical Office, Inflation rate of +2.9% expected in January 2024, press release of January 31, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_042_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2022	2.9	3.0
January 2023	3.1	3.0
February 2023	3.0	2.9
March 2023	2.9	2.9
April 2023	3.1	2.9
May 2023	2.8	2.9
June 2023	3.0	3.0
July 2023	3.0	3.0
August 2023	3.2	3.0
September 2023	3.0	3.1
October 2023	3.1	3.1
November 2023	3.0	3.1
December 2023	2.9	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to December 2022, the number of employed persons in December 2023 increased by approximately 203,000 or 0.4%. Compared to November 2023, the number of employed persons in December 2023 rose slightly by 23,000 or 0.1%, after adjustment for seasonal fluctuations.

In December 2023, the number of unemployed persons increased by approximately 13,000 or 1.0%, compared to December 2022. Adjusted for seasonal and irregular effects, the number of unemployed persons in December 2023 was 1.37 million, which was an increase of 5,000 compared to November 2023.

Sources: Federal Statistical Office, Slight increase in employment in December 2023, press release of January 31, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_040_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – November 2023	January – November 2022
Trade in goods, including supplementary trade items	219.1	108.1
Services	-58.3	-31.8
Primary income	143.6	128.9
Secondary income	-55.1	-61.0
Current account	249.2	144.1

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of January 11, 2024 (https://www.bundesbank.de/resource/blob/914168/d576f00b5b9162963de05ffd505f236d/mL/2024-01-11-zahlungsbilanz-anlage-data.pdf).

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Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, general government budgets recorded a financial deficit (net borrowing) of EUR 82.7 billion in 2023, compared to a financial deficit of EUR 96.9 billion in 2022. Central government, in particular, managed to reduce its financial deficit in 2023 substantially compared with 2022. Expenditure had risen considerably in 2022 as a consequence of the Federal Government’s relief packages to reduce the impact of the energy crisis and stabilize the economy. Although substantial payments also had to be made in 2023 to finance the brake on gas and electricity prices, not much had to be spent to fight the COVID-19 pandemic. In addition, there was a decline in central government transfers to state government and social security funds, whose financial balances deteriorated as a consequence. The ongoing financial burden as a result of the high number of refugees was reflected by increased expenditure in local government, which recorded a deficit at the end of 2023. Measured as a percentage of GDP at current prices, the deficit ratio of the general government was 2.0% in 2023 and therefore substantially lower than in the three preceding years. This value is also below the 3% reference value of the European Stability and Growth Pact, which, however, was suspended up to and including 2023.

According to provisional figures of the Deutsche Bundesbank, the general government gross debt ratio was 64.8% of GDP at the end of the third quarter of 2023. This represents a 0.2% increase when compared to the end of the second quarter of 2023 and a 3.0% decrease when compared with the end of the third quarter of 2022.

Sources: Federal Statistical Office, Gross domestic product down 0.3% in 2023, press release of January 15, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_019_811.html); Deutsche Bundesbank, Verschuldung gem. Maastricht-Vertrag - Deutschland - Gesamtstaat - in % des BIP, accessed on January 30, 2024 (https://www.bundesbank.de/dynamic/action/de/statistiken/zeitreihen-datenbanken/zeitreihen-datenbank/723452/723452?listId=www_v27_web011_21a&tsId=BBK01.BQ9959&dateSelect=2023).

Other Recent Developments

Monetary Policy

On December 14, 2023 and January 25, 2024, the Governing Council of the European Central Bank (“ECB”) reaffirmed its decisions of September 14, 2023 and October 26, 2023, by deciding to keep the three key ECB interest rates unchanged at 4.50% (main refinancing operations), 4.75% (marginal lending facility) and 4.00% (deposit facility). Based on its assessment as of January 25, 2024, the Governing Council considers that the key ECB interest rates are at levels that, if maintained for a sufficiently long duration, can be expected to make a substantial contribution to the timely return of inflation to the medium-term target level of 2%.

On January 25, 2024, the Governing Council of the ECB also announced that the Asset Purchase Programme (APP) portfolio is declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities. The Governing Council stated that it intends to continue to reinvest, in full, the principal payments from maturing securities purchased under the Pandemic Emergency Purchase Programme (PEPP) during the first half of 2024. Over the second half of the year, it intends to reduce the PEPP portfolio by EUR 7.5 billion per month on average. The Governing Council intends to discontinue reinvestments under the PEPP at the end of 2024. It stated it will continue applying flexibility in reinvesting redemptions coming due in the PEPP portfolio, with a view to countering risks to the monetary policy transmission mechanism related to the COVID-19 pandemic.

Sources: European Central Bank, Monetary policy decisions, press release of December 14, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp231214~9846e62f62.en.html); European Central Bank, Monetary policy decisions, press release of January 25, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240125~f738889bde.en.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Nikola Steinbock
Name: Nikola Steinbock
Title: Chairwoman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: February 8, 2024

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